Pentair plc

P.O. Box 471, Sharp Street

Walkden, Manchester M28 8BU

United Kingdom

January 17, 2016

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Pentair plc
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-11625

Dear Ms. Blye:

On behalf of Pentair plc (“Pentair”), I am writing in response to your comment letter, dated December 21, 2016, with respect to the above-referenced filing.

Set forth below in italics are the headings and numbered paragraphs from your letter, which are immediately followed by Pentair’s responses.

Risk Factors, page 5

Our failure to satisfy international trade compliance regulations may adversely affect us, page 11

1.	In its letter to us dated July 19, 2012, your predecessor Tyco Flow Control International Ltd. described contacts with Syria and Sudan. You disclose that you may suffer reputational damage if certain of your products are sold through various intermediaries to entities operating in sanctioned countries. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since Tyco Flow’s 2012 letter, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect arrangements. In this regard, we note that Piscine Expo’s website for the November 2016 EurExpo in Lyon, France has a section for Pentair Aquatic Systems which includes your logo and includes Syria in a list of export destinations. You should describe any products, components, technologies or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Pentair takes seriously its obligations to comply with applicable U.S. export controls and sanctions laws and dedicates significant resources to upholding its commitment to such compliance. Pentair has a trade compliance policy that prohibits all Pentair subsidiaries from doing business, directly or indirectly, in or with Syria or Sudan, as well as any entities or persons in those countries.

Since July 19, 2012, Pentair, to its knowledge, has not had any contacts with Syria or Sudan, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect arrangements. In addition, Pentair does not anticipate any future contacts with these countries. Since July 19, 2012, Pentair, to its knowledge, has not provided any products, components, technologies or services to Syria or Sudan, directly or indirectly, and has had no agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The reference to Syria in a list of export destinations on the Piscine Expo’s website for the November 2016 EurExpo in Lyon, France for Pentair Aquatic Systems was included in error by a Pentair employee that inadvertently selected wrong countries from an online menu of countries for the website. Pentair has since had the website corrected to remove the reference to Syria. As noted above, Pentair does not provide products, components, technologies or services in or with Syria, directly or indirectly.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As described in our response above, Pentair has not had, and does not anticipate having, any contacts with Syria or Sudan and therefore Pentair has no quantitative amounts or qualitative factors to provide.

3.	Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

As described in our response above, Pentair has not had any contacts with Syria or Sudan.

*    *    *

If you have any questions or comments regarding our response, please do not hesitate to call me at (763) 656-5222.

Very truly yours,

/s/ Angela D. Jilek
Angela D. Jilek
Senior Vice President, General Counsel and Secretary

cc:	Amanda Ravitz
Assistant Director

Jennifer Hardy
Special Counsel

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